Exhibit 99.1

PENN WEST ANNOUNCES ITS RESULTS FOR THE THIRD QUARTER
ENDED SEPTEMBER 30, 2009

FOR IMMEDIATE RELEASE, November 5, 2009

PENN WEST ENERGY TRUST (TSX – PWT.UN; NYSE – PWE) is pleased to announce its results for the third quarter ended September 30, 2009

Corporate Strategy
•
Penn West continued to focus on positioning the company to move from a trust to a corporate model prior to the end of 2011. In the future we will primarily use a combination of organic growth and dividends to provide a return on capital that will position us with the other senior independent North American oil and gas producers. Prior to the conversion to an exploration and production corporation, we will continue our focus on the advancement of our large scale resource plays within our existing suite of assets. As our results to date are promising, we will allocate a greater portion of our 2010 capital budget to drilling horizontal multi-stage frac wells within our oil resource plays. Our aim is to apply this technology to increase production and reserves from these large resources with a particular near-term emphasis on those plays that focus on crude oil, such as Waskada, Dodsland, Pembina and Leitchville. This will greatly expand our inventory of locations with a focus on reducing risk, while providing the type of scale necessary to move the company forward.

Operations
•	Third quarter production averaged 178,124 (1) boe per day and was weighted 59 percent to oil and natural gas liquids.
•
Production for the first nine months of 2009 averaged 179,600 boe per day which is at the higher end of our guidance of approximately 175,000 to 180,000 boe per day. During the first nine months of 2009, Penn West had net dispositions of approximately 3,000 boe per day.

•	Crude oil and NGL production averaged 104,583 barrels per day and natural gas production averaged approximately 441 mmcf per day in the third quarter of 2009.
•
Development capital expenditures were $171 million in the third quarter of 2009 or $142 million net of $29 million of net asset dispositions. In the quarter, we drilled a total of 36 net wells, including 29 horizontal multi-stage frac wells, with a success rate of 100 percent.

Financial Results
•
Funds flow (2) of $349 million in the third quarter of 2009 was 19 percent lower than the $430 million in the second quarter of 2009 and 47 percent lower than the $662 million realized in the third quarter of 2008. On a per-unit-basis (2) basic funds flow was $0.84 per unit in the third quarter of 2009 compared to $1.05 per unit in the second quarter of 2009 and $1.73 per unit in the third quarter of 2008. The decline in funds flow from the second quarter of 2009 was due to $75 million of realized gains in the second quarter as a result of monetizing foreign exchange forward contracts.

•
Net income was $7 million ($0.02 per unit-basic) in the third quarter of 2009 compared to a net loss of $41 million ($0.10 per unit-basic) in the second quarter of 2009 and net income of $1,062 million ($2.78 per unit-basic) in the third quarter of 2008. The significantly higher income in the prior year was primarily due to unrealized risk management gains on our oil and natural gas collars.

•
The netback (2) of $25.91 per boe in the third quarter of 2009 was one percent higher than the second quarter of 2009 and 40 percent lower than the third quarter of 2008. The decline from 2008 was primarily due to lower commodity prices.

•	In the first nine months of 2009, Penn West’s net debt (2) was reduced by approximately $600 million (3).

(1)	Please refer to the “Oil and Gas Information Advisory” section below for information regarding the term “boe”.
(2)
The terms “funds flow”, “funds flow per unit-basic”, “netback” and “net debt” are non-GAAP measures. Please refer to the “Calculation of Funds Flow” and “Non-GAAP Measures Advisory” sections below. Funds flow for the first nine months of 2009 includes $75 million of gains realized from foreign exchange contracts, including monetizing the remainder of the 2009 contracts entered to hedge the currency risk on US Dollar denominated oil prices, which occurred in June 2009.

(3)	Consists of the change in long-term debt, convertible debentures and working capital (excluding future income taxes and risk management), per the Consolidated Balance Sheets.

2009 THIRD QUARTER RELEASE 1

Business Environment
•
Oil prices in the third quarter of 2009 averaged WTI US$68.29 per barrel and appreciated from an average of WTI US$59.62 per barrel in the second quarter of 2009. The price of crude oil increased throughout 2009 due to optimism the economic recovery is continuing. In the third quarter of 2008, oil prices averaged WTI US$118.13 per barrel. The year over year decline in the benchmark WTI oil price was primarily due to decreased demand for distillate products.

•
The AECO Monthly Index averaged $2.87 per GJ in the third quarter of 2009 compared to $8.78 per GJ for the same period in 2008 and $3.47 per GJ in the second quarter of 2009. The price for natural gas continues to be impacted by lower industrial demand and high inventory levels.

•	Subsequent to September 30, 2009, spot crude oil prices have recovered to a year to date high above WTI US$81.00 per barrel and spot natural gas prices to approximately $5.00 per GJ at AECO.

Financing
•	As at September 30, 2009, Penn West had $1.8 billion of unused credit capacity on our bank facility.
•
On November 4, 2009, the Board of Directors approved the cancellation of tranche two of the bank facility. This revolving tranche totals $750 million and is non-extendible. Penn West’s unused credit capacity after this cancellation will be approximately $1.0 billion.

•
Subsequent to the end of the third quarter, Penn West entered into additional crude oil collars for 2010 on 5,000 barrels per day with an average floor of US$75.00 per barrel and an average ceiling of US$90.86 per barrel.

Distributions
•
Penn West’s Board of Directors resolved to maintain the Trust’s distribution level at $0.15 per unit, per month, subject to maintenance of current forecasts of commodity prices, production levels and finalization of the 2010 capital budget.

Quarterly Financial Summary
(millions, except per unit and production amounts)

Three months ended	Sep. 30, 2009	June 30, 2009	Mar. 31, 2009	Dec. 31, 2008
Gross revenues (1)	$800	$791	$781	$968
Funds flow	349	430	348	490
Basic per unit	0.84	1.05	0.87	1.27
Diluted per unit	0.83	1.05	0.87	1.26
Net income (loss)	7	(41)	(98)	404
Basic per unit	0.02	(0.10)	(0.25)	1.05
Diluted per unit	0.02	(0.10)	(0.25)	1.04
Distributions declared	188	188	276	393
Per unit	$0.45	$0.45	$0.69	$1.02
Production
Liquids (bbls/d) (2)	104,583	104,070	105,643	105,644
Natural gas (mmcf/d)	441	459	447	476
Total (boe/d)	178,124	180,601	180,096	184,908

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	Includes crude oil and natural gas liquids.

2009 THIRD QUARTER RELEASE 2

HIGHLIGHTS
	Three months ended September 30			Nine months ended September 30
	2009	2008	% change	2009	2008	% change
Financial (millions, except per unit amounts)
Gross revenues (1)	$800	$1,235	(35)	$2,372	$3,683	(36)
Funds flow	349	662	(47)	1,127	2,047	(45)
Basic per unit	0.84	1.73	(51)	2.75	5.49	(50)
Diluted per unit	0.83	1.71	(51)	2.74	5.41	(49)
Net income (loss)	7	1,062	(99)	(132)	817	(100)
Basic per unit	0.02	2.78	(99)	(0.32)	2.19	(100)
Diluted per unit	0.02	2.73	(99)	(0.32)	2.17	(100)
Capital expenditures, net (2)	142	232	(39)	319	757	(58)
Long-term debt at period-end	3,559	3,679	(3)	3,559	3,679	(3)
Convertible debentures	273	328	(17)	273	328	(17)
Distributions paid (3)	$188	$388	(52)	$721	$1,108	(35)
Payout ratio (4)	54%	59%	(5)	64%	54%	10
Operations
Daily production
Light oil and NGL (bbls/d)	77,513	78,762	(2)	78,141	80,792	(3)
Heavy oil (bbls/d)	27,070	28,136	(4)	26,621	27,646	(4)
Natural gas (mmcf/d)	441	500	(12)	449	495	(9)
Total production (boe/d)	178,124	190,177	(6)	179,600	190,991	(6)
Average sales price
Light oil and NGL (per bbl)	$64.15	$110.45	(42)	$55.58	$103.65	(46)
Heavy oil (per bbl)	58.72	98.07	(40)	50.94	86.12	(41)
Natural gas (per mcf)	3.13	8.49	(63)	4.05	8.88	(54)
Netback per boe
Sales price	$44.58	$83.23	(46)	$41.85	$79.73	(48)
Risk management gain (loss)	4.17	(11.69)	100	6.41	(9.03)	100
Net sales price	48.75	71.54	(32)	48.26	70.70	(32)
Royalties	(7.41)	(15.23)	(51)	(7.12)	(14.27)	(50)
Operating expenses	(14.90)	(12.49)	19	(14.87)	(12.01)	24
Transportation	(0.53)	(0.49)	8	(0.52)	(0.49)	6
Netback	$25.91	$43.33	(40)	$25.75	$43.93	(41)

(1)   Gross revenues include realized gains and losses on commodity contracts.
(2)   Excludes business combinations and includes net proceeds on property acquisitions/dispositions.
(3)   Includes distributions paid prior to those reinvested in trust units under the distribution reinvestment plan.
(4)   Payout ratio is calculated as distributions paid divided by funds flow.

2009 THIRD QUARTER RELEASE 3

DRILLING PROGRAM

	Three months ended September 30				Nine months ended September 30
	2009		2008		2009		2008
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Oil	33	27	85	46	69	49	189	102
Natural gas	11	4	97	40	32	12	202	92
Dry	-	-	2	2	1	1	8	8
	44	31	184	88	102	62	399	202
Stratigraphic and service	5	5	10	10	8	7	36	34
Total	49	36	194	98	110	69	435	236
Success rate (1)		100%		98%		99%		96%

 (1)    Success rate is calculated excluding stratigraphic and service wells.

In response to the decline in commodity prices due to financial market turmoil, Penn West reduced its 2009 development programs compared to 2008 and successfully focused its efforts on less capital intensive production restoration and optimization activities to maintain its production. Penn West continues to work on advancing many of our resource plays and, subject to commodity prices and other factors, intends to increase capital allocations to its oil focused resource plays in 2010.

The high reported success rate in the current quarter reflects Penn West’s transition from drilling programs in the past which were approximately 90 percent vertical wells to drilling programs which now include approximately 80 percent horizontal multi-stage frac wells.

LAND

	As at September 30, 2009
	Producing			Non-producing
	2009	2008	% change	2009	2008	% change
Gross acres (000s)	6,203	6,377	(3)	3,192	4,337	(26)
Net acres (000s)	4,124	4,182	(1)	2,490	3,494	(29)
Average working interest	66%	66%	-	78%	81%	(3)

The decline in net acres from the prior year was the result of expirations of lands in non-core areas and property dispositions.

CORE AREA ACTIVITY

Core Area	Net wells drilled for the nine month period ended September 30, 2009	Non-producing land as at September 30, 2009 (thousands of net acres)
Central	11	263
Eastern	12	261
Northern	2	734
North West Alberta	2	482
Southern	42	750
	69	2,490

2009 THIRD QUARTER RELEASE 4

TRUST UNIT DATA

	Three months ended September 30			Nine months ended September 30
(millions of units)	2009	2008	% change	2009	2008	% change
Weighted average
Basic	418.0	381.5	10	410.3	372.5	10
Diluted	419.6	389.9	8	410.3	380.1	8
Outstanding as at September 30				419.4	383.5	9

In February 2009, Penn West issued approximately 17.7 million trust units on a bought deal basis with a syndicate of underwriters. On April 30, 2009, Penn West issued an additional 4.7 million trust units on the closing of the Reece Energy Exploration Corp. acquisition.

Charting our Performance

2009 THIRD QUARTER RELEASE 5

Letter to our Unitholders

With a series of quarters of consistent strong operational performance, and as we continue to unlock the potential of our assets with new technologies; our outlook for Penn West remains highly optimistic. In the third quarter of 2009, we maintained our strong production base, continued to strengthen our balance sheet, and advanced our inventory of short and long-term projects. Production remains at the upper end of our full-year guidance of 175,000 to 180,000 boe per day. Our capital program showed continued success with more than 80 percent of our spending going into oil projects with consistent strong returns, despite a soft commodity-price environment. Our development teams continue to test the extent to which new and evolving technologies can be applied to opportunities within our existing asset base. We are encouraged by the results on many of our development projects and we are eagerly planning our next steps in these plays. Based on our strong operational results to-date and our continually expanding list of low risk, high return oil drilling locations, we expect increases to our development capital budgets in future years.

Funds flow for the quarter was $349 million, consistent with the second quarter of 2009 (excluding one time gains) but lower than the third quarter of 2008 due to the year-over-year drop in commodity prices. The AECO Monthly Index averaged $2.87 per GJ in the third quarter of 2009, significantly less than the $8.78 per GJ realized in the same period only one year ago. Crude oil prices continued to strengthen in the third quarter, averaging US$68.29 per barrel, lower than the US$118.13 per barrel seen in the same period one year ago; however exceeding the US$59.62 per barrel seen in the previous quarter. Both crude oil and natural gas prices have continued their rise after the end of the third quarter of 2009.

During the third quarter of 2009, Penn West averaged a netback of $25.91 per boe, including realized hedging gains. Our remaining 2009 crude oil production is 31 percent hedged with floors averaging US$80.00 per barrel and 15 percent of our remaining 2009 natural gas production hedged with floors averaging $6.50 per GJ. Penn West continues to prudently hedge future production as part of our ongoing risk management program.

Penn West’s net debt, including working capital, has been reduced by approximately $600 million in the first nine months of 2009. Debt reduction and diversification remain a priority as we believe a stronger balance sheet will better position us for growth in our core areas.

We are currently in the process of finalizing our capital spending budget for 2010. It is anticipated that we will go forward with a drilling program with even greater focus on horizontal multi-stage frac technology applications on crude oil opportunities. In 2010, we anticipate a capital spending program between $800 and $900 million, and production guidance of 170,000 to 180,000 boe per day, prior to acquisitions and dispositions.

At our recent Investor Day on October 21, 2009, we outlined a number of our growth plays and commented on our plans to convert from an income trust model to a conventional exploration and production corporation within the next two years. While a specific transition date has not been determined, we have developed certain strategies including detailed plans to increase capital spending on our suite of producing assets to support growth. Both through our transition period and later as a corporation, we will be targeting a business model which returns a combination of share price growth and dividends to our shareholders. We are firm in our belief that our asset base is of the size and quality to provide a platform for future growth, while still providing an attractive stream of dividend income.

On behalf of the Board of Directors,

William E. Andrew Chief Executive Officer	Murray R. Nunns President and Chief Operating Officer

Calgary, Alberta
November 4, 2009

2009 THIRD QUARTER RELEASE 6

Outlook

This outlook section is included to provide unitholders with information as to our expectations as at November 4, 2009 for production and net capital expenditures for 2009 and 2010 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and disclaimers under "Forward-Looking Statements".

Our forecast 2009 development capital expenditures are expected to be in the range of approximately $650 to $700 million. The 2009 capital program was reduced compared to 2008 due to lower commodity prices. The remaining 2009 capital program will continue to be focused on programs that add production at very strong efficiency measures through optimization and recompletion programs, combined with development efforts focused on the advancement of certain of our resource plays and enhanced oil recovery projects. Based on this level of capital expenditures, our forecast 2009 average production remains in the range of approximately 175,000 to 180,000 boe per day.

Our prior forecast, released on August 11, 2009 with our 2009 second quarter results and filed on SEDAR at www.sedar.com, was based on 2009 development capital expenditures between $600 million and $825 million with the expectation that spending would be closer to the lower end of the range and average production would be approximately 175,000 to 180,000 boe per day for 2009.

As we move into 2010, the outlook for crude oil prices looks to be positive; however the outlook for natural gas prices is mixed. We have developed a preliminary 2010 capital budget of approximately $800 million to $900 million, excluding acquisition and disposition activities. Based on this level of capital spending, production is estimated to be approximately 170,000 to 180,000 boe per day, prior to acquisitions and dispositions, for 2010.

Non-GAAP Measures Advisory

The above information includes non-GAAP measures not defined under generally accepted accounting principles (“GAAP”), including funds flow, funds flow per unit-basic, netback, payout ratio and net debt. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and asset retirement expenditures. Funds flow is used to assess our ability to fund distributions and planned capital programs. Netback is a per-unit-of-production measure of operating margin used in capital allocation decisions. Operating margin is calculated as revenue less royalties, operating costs and transportation. Payout ratio is distributions paid divided by funds flow and we use it to assess the adequacy of funds flow to fund capital programs. Net debt is the change in long term debt, convertible debentures and working capital (excluding risk management and future income taxes) and is used to assess our leverage and hence our distribution and capital investment levels.

2009 THIRD QUARTER RELEASE 7

Calculation of Funds Flow

	Three months ended September 30		Nine months ended September 30
(millions, except per unit amounts)	2009	2008	2009	2008
Cash flow from operating activities	$386	$616	$963	$1,654
Increase (decrease) in non-cash working capital	(50)	30	115	340
Asset retirement expenditures	13	16	49	53
Funds flow	$349	$662	$1,127	$2,047

Basic per unit	$0.84	$1.73	$2.75	$5.49
Diluted per unit	$0.83	$1.71	$2.74	$5.41

Funds flow for the nine months ended September 30, 2009 includes realized gains of $75 million (2008 - $nil) on foreign exchange forward contracts of which $57 million was realized from monetizing our 2009 foreign exchange contracts put in place to fix Canadian dollar sales proceeds on oil volumes that were collared for the second half of 2009.

Oil and Gas Information Advisory

Barrels of oil equivalent (boe) are based on six mcf of natural gas equalling one barrel of oil (6:1). This could be misleading if used in isolation as it is based on an energy equivalency conversion method primarily applied at the burner tip and does not represent a value equivalency at the wellhead.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will", "project", "could", "plan", "intend", "should", "believe", "outlook", "potential", "target" and similar words suggesting future events or future performance. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our corporate strategy, including our intention to convert to a hybrid corporate model that combines an element of growth with a dividend, our intention to continue our focus on the advancement of our inventory of profitable, scalable, repeatable and demonstrable resource plays, our intention to allocate a greater portion of our 2010 capital budget to drilling horizontal multi-stage frac wells within our oil resource plays with a view to increasing production and reserves from these resources, with a particular 2010 focus on oil plays (including Waskada, Dodsland, Pembina and Leitchville); our expectations regarding North American and global supply and demand factors and pricing for crude oil and natural gas in 2009 and beyond; our anticipated per unit distribution level and the factors that may affect such distribution level; our intention to continue to work on advancing many of our resource plays and to increase capital allocations to our oil focused resource plays in 2010; our intention and ability to continue to unlock the potential of our assets with new technologies; our view of our future prospects; our intention to increase our development capital budgets in future years; our intention to hedge future production to manage risk; our intention to reduce and diversify our debt structure; the ability of a strong balance sheet to position us for growth in our core areas; our intention to focus our 2010 drilling program on horizontal multi-stage frac technology applications on crude oil opportunities; our plan to convert into a conventional exploration and production corporation within the next two years; our plan to increase capital spending on our suite of producing assets; our intention and ability to target a business model that returns a combination of share price growth and dividends to our shareholders; and, the disclosure contained under the headings "Letter to our Unitholders" and "Outlook", which among other things set forth management's expectations as to the outlook for commodity prices in 2010, our capital expenditures for 2009 and the intended focus of such expenditures, our forecast average daily production for 2009, and our expectations as to our capital expenditures and forecast average daily production for 2010.

2009 THIRD QUARTER RELEASE 8

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future oil and natural gas prices and differentials between light, medium and heavy oil prices; future capital expenditure levels; future oil and natural gas production levels; future exchange rates and interest rates; the amount of future cash distributions that we intend to pay; our ability to obtain equipment in a timely manner to carry out development activities; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; and our ability to maintain existing production levels and add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements: see in particular the assumptions identified under the headings "Distributions" and "Outlook".

Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions, including the completed acquisitions discussed herein; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production and changes thereto; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC's ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of acquisitions, including the completed acquisitions discussed herein; changes in tax laws that affect us and our security holders; changes in government royalty frameworks; uncertainty of obtaining required approvals for acquisitions and mergers; and the other factors described in Penn West's public filings (including our Revised Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

2009 THIRD QUARTER RELEASE 9

Penn West Energy Trust
Consolidated Balance Sheets

(CAD millions, unaudited)	September 30, 2009	December 31, 2008

Assets
Current
Accounts receivable	$397	$386
Risk management	-	448
Future income taxes	2	-
Other	140	106
	539	940
Property, plant and equipment	11,726	12,452
Goodwill	2,020	2,020
	13,746	14,472
	$14,285	$15,412

Liabilities and unitholders’ equity
Current
Accounts payable and accrued liabilities	$462	$630
Distributions payable	63	132
Convertible debentures	18	7
Future income taxes	-	132
Risk management	7	-
	550	901
Long-term debt	3,559	3,854
Convertible debentures	255	289
Risk management	39	6
Asset retirement obligations	596	614
Future income taxes	1,216	1,368
	6,215	7,032
Unitholders’ equity
Unitholders’ capital	8,414	7,976
Contributed surplus	111	75
Retained earnings (deficit)	(455)	329
	8,070	8,380
	$14,285	$15,412

2009 THIRD QUARTER RELEASE 10

Penn West Energy Trust
Consolidated Statements of Operations and Retained Earnings (Deficit)

	Three months ended September 30		Nine months ended September 30
(CAD millions, except per unit amounts, unaudited)	2009	2008	2009	2008

Revenues
Oil and natural gas	$732	$1,439	$2,058	$4,155
Royalties	(122)	(265)	(349)	(746)
	610	1,174	1,709	3,409

Risk management gain (loss)
Realized	68	(204)	314	(472)
Unrealized	(58)	1,109	(447)	79
	620	2,079	1,576	3,016

Expenses
Operating	248	221	739	636
Transportation	9	9	26	26
General and administrative	43	39	125	110
Financing	43	51	120	151
Depletion, depreciation and accretion	404	404	1,189	1,194
Unrealized risk management loss	45	7	41	-
Unrealized foreign exchange loss (gain)	(118)	37	(161)	64
Gain on currency contracts	-	-	(75)	-
	674	768	2,004	2,181
Income (loss) before taxes	(54)	1,311	(428)	835

Taxes
Future income tax (recovery) expense	(61)	249	(296)	18

Net and comprehensive income (loss)	$7	$1,062	$(132)	$817

Retained earnings (deficit), beginning of period	$(274)	$(353)	$329	$658
Distributions declared	(188)	(391)	(652)	(1,157)
Retained earnings (deficit), end of period	$(455)	$318	$(455)	$318

Net income (loss) per unit
Basic	$0.02	$2.78	$(0.32)	$2.19
Diluted	$0.02	$2.73	$(0.32)	$2.17
Weighted average units outstanding (millions)
Basic	418.0	381.5	410.3	372.5
Diluted	419.6	389.9	410.3	380.1

2009 THIRD QUARTER RELEASE 11

Penn West Energy Trust
Consolidated Statements of Cash Flows

	Three months ended September 30		Nine months ended September 30
(CAD millions, unaudited)	2009	2008	2009	2008

Operating activities
Net income (loss)	$7	$1,062	$(132)	$817
Depletion, depreciation and accretion	404	404	1,189	1,194
Future income tax (recovery) expense	(61)	249	(296)	18
Unit-based compensation	14	12	39	33
Unrealized risk management loss (gain)	103	(1,102)	488	(79)
Unrealized foreign exchange loss (gain)	(118)	37	(161)	64
Asset retirement expenditures	(13)	(16)	(49)	(53)
Change in non-cash working capital	50	(30)	(115)	(340)
	386	616	963	1,654

Investing activities
Acquisition of property, plant and equipment	(24)	-	(31)	(17)
Disposition of property, plant and equipment	53	6	204	11
Additions to property, plant and equipment	(171)	(238)	(492)	(751)
Acquisition costs	-	(1)	-	(29)
Change in non-cash working capital	11	31	(109)	4
	(131)	(202)	(428)	(782)

Financing activities
Proceeds from issuance of notes	-	114	238	619
Redemption / maturity of convertible debentures	-	(5)	(4)	(29)
Repayment of acquired credit facilities	-	(43)	(31)	(1,600)
Increase (decrease) in bank loan	(101)	(155)	(372)	1,053
Issue of equity	12	12	270	49
Distributions paid	(166)	(337)	(636)	(964)
	(255)	(414)	(535)	(872)

Change in cash	-	-	-	-
Cash, beginning of period	-	-	-	-
Cash, end of period	$-	$-	$-	$-

Interest paid	$34	$35	$104	$127
Income taxes paid (received)	$-	$-	$(3)	$6

2009 THIRD QUARTER RELEASE 12

Investor Information

Penn West trust units and debentures are listed on the Toronto Stock Exchange under the symbols PWT.UN, PWT.DB.C, PWT.DB.D, PWT.DB.E and PWT.DB.F and Penn West trust units are listed on the New York Stock Exchange under the symbol PWE.

A conference call will be held to discuss Penn West’s results at 10:00 a.m. Mountain Standard Time (12:00 p.m. Eastern Standard Time) on November 5, 2009.

To listen to the conference call, please call one of the following:

416-340-8061 (Toronto)
866-225-0198 (North American toll-free)

This call will be broadcast live on the Internet and may be accessed directly on the Penn West website at www.pennwest.com or at the following URL:
http://events.digitalmedia.telus.com/pennwest/111209/index.php

A taped recording will be available until November 12, 2009 by dialing 416-695-5800 (Toronto) or 800-408-3053 (North American toll-free) and entering pass code 2024822.

Penn West expects to file its Management’s Discussion and Analysis and unaudited interim consolidated financial statements on SEDAR and EDGAR shortly.

For further information, please contact:

PENN WEST ENERGY TRUST Suite 200, 207 - Ninth Avenue S.W. Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	William Andrew, CEO Phone: 403-777-2502 E-mail: bill.andrew@pennwest.com
Jason Fleury, Manager, Investor Relations Phone: 403-539-6343 E-mail: jason.fleury@pennwest.com

2009 THIRD QUARTER RELEASE 13